Exhibit 17.1

MerchantOnline.com, Inc. Board of Directors,

I regret to inform you, that effective today, Tuesday, March 13, 2001, I Donald Hughes hereby resign my seat as a member of the MerchantOnline.com, Inc. Board of Directors.

Because of what I consider to be unethical business practices by members of the senior management team of MerchantOnline.com, some members of the Board of Directors and the lack of response in my attempts to ascertain relevant information to adequately protect the interests of the shareholders, questionable business practices, I feel my position on the Board of Directors can no longer protect the rights of MerchantOnline.com, Inc. stockholders.

Please accept my immediate resignation.

Sincerely,

Donald Hughes